TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for the three and six months ended June 30, 2024 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of July 31, 2024. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 27.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal assets are the 100% owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia and is one of the largest copper mines in North America and the Florence Copper project, which is under construction. Taseko also owns the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2024	2023	Change	2024	2023	Change
Tons mined (millions)	18.4	23.4	(5.0)	41.2	47.5	(6.3)
Tons milled (millions)	5.7	7.2	(1.5)	13.4	14.3	(0.9)
Production (million pounds Cu)	20.2	28.2	(8.0)	49.9	53.1	(3.2)
Sales (million pounds Cu)	22.6	26.1	(3.5)	54.3	52.7	1.6

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2024	2023	Change	2024	2023	Change
Revenues	137,730	111,924	25,806	284,677	227,443	57,234
Cash flows provided by operations	34,711	33,269	1,442	94,285	61,268	33,017
Net (loss) income (GAAP)	(10,953)	9,991	(20,944)	7,943	43,779	(35,836)
Per share - basic ("EPS")	(0.04)	0.03	(0.07)	0.03	0.15	(0.12)
Earnings from mining operations before depletion, amortization and non-recurring items*	76,928	27,664	49,264	129,725	68,803	60,922
Adjusted EBITDA*	70,777	22,218	48,559	120,700	58,277	62,423
Adjusted net income (loss)*	30,503	(4,376)	34,879	38,231	712	37,519
Per share - basic ("adjusted EPS")*	0.10	(0.02)	0.12	0.13	-	0.13

Effective as of March 25, 2024 the Company increased its ownership in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A include 100% of Gibraltar income and expenses for the period March 25, 2024 to June 30, 2024 (87.5% for the period March 16, 2023 to March 24, 2024, and 75% prior to March 15, 2023).  For more information on the Company's acquisition of Cariboo, please refer to the Financial Statements - Note 3.

The Company finalized the accounting for the acquisition of its initial 50% interest in Cariboo from Sojitz and the related 12.5% interest in Gibraltar in the fourth quarter of 2023.  In accordance with the accounting standards for business combinations, the comparable financial statements as of June 30, 2023 and for the three and six months then ended have been revised to reflect the changes in finalizing the consideration paid and the allocation of the purchase price to the assets and liabilities acquired.

TASEKO MINES LIMITED Management's Discussion and Analysis

Second Quarter Review

  Earnings from mining operations before depletion, amortization and non-recurring items* was $76.9 million, Adjusted EBITDA* was $70.8 million, and Adjusted net income* was $30.5 million ($0.10 per share);

  Second quarter cash flow from operations was $34.7 million and net loss was $11.0 million ($0.04 loss per share) for the quarter;

  Gibraltar produced 20.2 million pounds of copper for the quarter. Average head grades were 0.23% and copper recoveries were 78% for the quarter;

  Gibraltar sold 22.6 million pounds of copper in the quarter at an average realized copper price of US$4.49 per pound;

  Total operating costs (C1)* for the quarter were US$2.99 per pound produced;

  On June 1, 2024, operations at the Gibraltar mine were suspended for 18 days due to strike action by its unionized workforce. The mine was put into temporary care and maintenance with only essential staff operating and maintaining critical systems during the strike. Operations at Gibraltar resumed on June 19 after the ratification of a new agreement by union members;

  During the quarter, a total of 5.7 million tons were milled. Throughput was impacted by both the labour strike and planned downtime in Concentrator #1 for the relocation of the primary crusher and maintenance;

  During the quarter, the Company finalized an insurance claim for property damage to Concentrator #2 and business interruption for the associated production impact in 2023 and January 2024. An additional insurance recovery of $26.3 million was recorded in the second quarter, and proceeds are expected to be received in the third quarter;

  Construction of the commercial production facility at Florence is advancing with recent activities focused on wellfield drilling, process pond construction and civil works including pouring of concrete foundations;

  On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. The majority of the proceeds were used to redeem the outstanding US$400 million 7% Senior Secured Notes due on February 15, 2026. The remaining proceeds, net of transaction costs, call premium and accrued interest, were approximately $110 million and are available to fund capital projects, including construction at Florence Copper; and

  The Company had a cash balance of $199 million at June 30, 2024 and has approximately $308 million of available liquidity including its undrawn US$80 million revolving credit facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Tons mined (millions)	18.4	22.8	24.1	16.5	23.4
Tons milled (millions)	5.7	7.7	7.6	8.0	7.2
Strip ratio	1.6	1.7	1.5	0.4	1.5
Site operating cost per ton milled (Cdn$)*	$13.93	$11.73	$9.72	$12.39	$13.17
Copper concentrate
Head grade (%)	0.23	0.24	0.27	0.26	0.24
Copper recovery (%)	77.7	79.0	82.2	85.0	81.9
Production (million pounds Cu)	20.2	29.7	34.2	35.4	28.2
Sales (million pounds Cu)	22.6	31.7	35.9	32.1	26.1
Inventory (million pounds Cu)	2.3	4.9	6.9	8.8	5.6
Molybdenum concentrate
Production (thousand pounds Mo)	185	247	369	369	230
Sales (thousand pounds Mo)	221	258	364	370	231
Per unit data (US$ per pound produced)*
Site operating costs*	$2.88	$2.21	$1.59	$2.10	$2.43
By-product credits*	(0.26)	(0.17)	(0.13)	(0.23)	(0.13)
Site operating costs, net of by-product credits*	$2.62	$2.04	$1.46	$1.87	$2.30
Off-property costs	0.37	0.42	0.45	0.33	0.36
Total operating costs (C1)*	$2.99	$2.46	$1.91	$2.20	$2.66

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Second Quarter Review

Gibraltar produced 20.2 million pounds of copper for the quarter. Copper production and mill throughput in the quarter were impacted by a strike in June 2024 and planned downtime in Concentrator #1 for the relocation of the in-pit crusher and other concurrent maintenance.

On June 1, 2024, operations at the mine were suspended for 18 days due to strike action by Gibraltar's unionized workforce strike. During this period all mining and milling operations were shut down and only essential staff remained on site to operate and maintain critical systems. Operations resumed on June 19, after the ratification of a new agreement by union members.

Copper head grades of 0.23% were in line with management expectations and the mine plan. Copper recoveries in the second quarter were 78%, lower than the recent quarters due to increased milling of partially oxidized ore from the Connector pit and variable mill operating conditions during the strike and maintenance activities.

A total of 18.4 million tons were mined in the second quarter, lower than previous quarters due to the labour disruption. Stripping continued in the Connector pit and ore release will transition from the Gibraltar pit to the Connector pit in the coming months. A total of 1.5 million tons of oxide ore from the upper benches of the Connector pit were also added to the heap leach pads in the period.

Total site costs* at Gibraltar of $90.5 million (which includes capitalized stripping of $10.7 million) was lower compared to the previous quarter due to the strike in June. A total of $2.5 million care and maintenance costs were incurred during the strike which are not included in total site costs or cost of sales.

During the six months ended June 30, 2024, the Company incurred total costs of $9.7 million in relation to the primary crusher relocation project for Concentrator #1. Direct costs for the physical move of the crusher of $7.9 million have been included in the statement of income (loss).

Molybdenum production was 185 thousand pounds in the second quarter and production was impacted by mill availability. At an average molybdenum price of US$21.79 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.26 in the second quarter.

Off-property costs per pound produced* were US$0.37 for the second quarter and also reflected higher copper sales volumes relative to production volumes compared to the prior quarter.

Total operating costs per pound produced (C1)* was US$2.99 for the quarter, compared to US$2.66 in the prior year quarter as shown in the bridge graph below with the difference substantially attributed to the lower copper production in the quarter:

TASEKO MINES LIMITED Management's Discussion and Analysis

Gibraltar Outlook

With the major project and maintenance work in both concentrators now completed, production in the second half of 2024 is expected to be stronger than the first half of 2024. An updated mine plan and mill throughput opportunities are being evaluated to recover some of the production that was lost during the strike.  Copper production for the year is expected to be in the range of 110 to 115 million pounds, compared to original guidance of approximately 115 million pounds.

The Gibraltar pit continued to be the main source of mill feed in the second quarter and mining of ore is now transitioning into the Connector pit, which will be the primary source of mill feed in the second half of the year.  Additional oxide ore from Connector pit is expected to be added to the heap leach pads this year.  Refurbishment of Gibraltar's SX/EW plant, which has been idle since 2015, will begin later this year and management is planning to restart the facility in 2025.

In the quarter, the Company has tendered Gibraltar concentrate to various customers for the remainder of 2024 and for significant tonnages in 2025 and 2026. In 2023, Treatment and Refining Costs (“TCRCs”) accounted for approximately US$0.17 per pound of off-property costs. With these recently awarded offtake contracts, the Company expects off-property costs to reduce to US$0.05 per pound or less over the next two and half years due to these fixed, lower TCRCs on the sale of its copper concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has a prudent hedging program in place to protect a minimum copper price during the Florence construction period.  Currently, the Company has copper collar contracts that secure a minimum copper price of US$3.75 per pound for 42 million pounds of copper covering the second half of 2024, and copper collar contracts that secure a minimum copper price of US$4.00 per pound for 108 million pounds of copper for 2025.  The copper collar contracts also have ceiling prices between US$5.00 and US$5.40 per pound (refer to the section "Hedging Strategy" for details).

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence Copper and construction has commenced.  All the major SX/EW plant components are on site and previous work on detailed engineering and procurement of long-lead items has de-risked the construction schedule.  First copper production is expected in the fourth quarter of 2025.

The Company has a technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "2023 Technical Report") on SEDAR+. The 2023 Technical Report was prepared in accordance with NI 43-101 and incorporated the results of testwork from the Production Test Facility ("PTF") as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the 2023 Technical Report:

  Net present value of US$930 million (at $US 3.75 copper price, 8% after-tax discount rate)
  Internal rate of return of 47% (after-tax)
  Payback period of 2.6 years
  Operating costs (C1) of US$1.11 per pound of copper
  Annual production capacity of 85 million pounds of LME grade A cathode copper
  22 year mine life
  Total life of mine production of 1.5 billion pounds of copper
  Remaining initial capital cost of US$232 million (Q3 2022 basis)

Construction activities in the second quarter of 2024 have focused on wellfield drilling, site preparations and earthworks for the commercial wellfield and plant area including the excavation of process ponds and concrete foundation work for the plant, and the hiring of additional personnel for the construction and operations teams.

Drilling of the commercial facility wellfield commenced in February and two drills operated during the second quarter, with a third drill mobilized in July.  As of the end of June, a total of 18 production wells had been drilled which is in line with the planned construction schedule.

The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.

Florence Copper Quarterly Capital Spend

	Three months ended	Six months ended
(US$ in thousands)	June 30, 2024	June 30, 2024
Site and PTF operations	4,314	8,559
Commercial facility construction costs	36,850	54,848
Other capital costs	7,053	22,762
Total Florence project expenditures	48,217	86,169

TASEKO MINES LIMITED Management's Discussion and Analysis

The estimated remaining capital costs in the 2023 Technical Report for construction of the commercial facility was US$232 million, of which US$36.9 million has been incurred in the second quarter of 2024 and US$54.8 million has been incurred for the six months ended June 30, 2024.  Other capital costs of US$22.8 million include final payments for delivery of long-lead equipment that was ordered in 2022, and to bring forward the construction of an evaporation pond to provide additional water management flexibility.

The Company has closed several Florence project level financings to fund initial commercial facility construction costs. On April 26th, the Company received the second deposit of US$10 million from the US$50 million copper stream transaction with Mitsui & Co. (U.S.A.) Inc. ("Mitsui"). The third deposit was received in July and the remaining amounts of US$20 million should be received in October 2024 and January 2025.

The Company considers that the construction of Florence Copper is now fully funded, and remaining project costs are expected to be funded with the Company's available liquidity, remaining instalments from Mitsui, and cashflow from its 100% ownership interest in Gibraltar.  The Company also has in place an undrawn revolving credit facility for US$80 million.

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia, Canada.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project were estimated at $1.3 billion over a 2-year construction period. During the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper produced. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver production over the life of mine.

The Company is preparing to advance into the environmental assessment process and has recently opened a project office to support ongoing engagement with local communities including First Nations. The Company is also conducting a site investigation field program this year, and collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

TASEKO MINES LIMITED Management's Discussion and Analysis

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March 2024, Tŝilhqot'in and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

Annual General Meeting

The Company’s Annual General Meeting was held on June 13, 2024 and shareholders voted in favor of all items of business before the meeting, including the advisory resolution on executive compensation (Say-on-Pay) and the election of all director nominees. Detailed voting results for the 2024 Annual General Meeting are available on SEDAR+ at www.sedarplus.com.

Annual Sustainability Report

In June 2024, the Company published its annual Sustainability Report, titled H2O + ESG (the "Report"). The Report focuses on the 2023 operational and sustainability performance of Taseko's foundational asset, the Gibraltar copper mine in British Columbia, and highlights social and economic contributions from the Florence Copper project in Arizona, which will soon become the Company's second operating asset.

Taseko's 2023 Sustainability Report features several significant initiatives underway across the Company to conserve and reuse water, and to achieve water management objectives. This includes a pioneering in-situ biological water treatment initiative undertaken at the Gibraltar mine last year - part of a long-term water management program that has achieved a 77% reduction in free water stored in the mine's tailings storage facility over the past decade.

While profitable operations and return on investment are critical drivers for Taseko's success, the Company also delivers value to its employees and operating communities, business partners, Indigenous Nations and governments. The annual Sustainability Report is an opportunity to showcase the important benefits that the Company generates through its operations, investments and people.

The full report can be viewed and downloaded at: tasekomines.com/sustainability/overview/

TASEKO MINES LIMITED Management's Discussion and Analysis

Market Review

Copper	Molybdenum	Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$4.00 per pound, compared to US$4.30 per pound at June 30, 2024. Copper prices have decreased in recent weeks due to growing warehouse inventories and with concerns over softness in Chinese demand in the near term despite resilience in the US economy.  Tight supply conditions are expected into 2025 due to few available sources of new primary copper supply capacity and growing demand trends primarily for electrification and the energy transition.  Smelter treatment and refining charges remain historically low, with some contracts being concluded at negative (premium) or near zero rates in the second quarter. Such conditions indicate a shortfall of concentrate supply and potential shortages of copper metal could continue which could lead to higher copper prices later in the year and into 2025.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. These factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 5% of the Company's revenue is made up of molybdenum sales. During the second quarter of 2024, the average molybdenum price was US$21.79 per pound. Molybdenum prices are currently around US$22.25 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's financial results.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Performance

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Net (loss) income	(10,953)	9,991	(20,944)	7,943	43,779	(35,836)
Net unrealized foreign exchange loss (gain)	5,408	(10,966)	16,374	19,096	(11,916)	31,012
Unrealized loss (gain) on derivative instruments	10,033	(6,470)	16,503	13,552	(4,280)	17,832
Other operating costs	10,435	-	10,435	10,435	-	10,435
Call premium on settlement of debt	9,571	-	9,571	9,571	-	9,571
Loss on settlement of long-term debt, net of capitalized interest	2,904	-	2,904	2,904	-	2,904
Gain on Cariboo acquisition	-	-	-	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar**	-	-	-	(14,982)	-	(14,982)
Realized gain on sale of inventory***	4,633	-	4,633	17,987	-	17,987
Realized gain on processing of ore stockpiles****	3,191	-	3,191	3,191	-	3,191
Accretion on Florence royalty obligation	2,132	-	2,132	5,548	-	5,548
Accretion and fair value adjustment on consideration payable to Cariboo	8,399	1,451	6,948	9,954	1,451	8,503
Non-recurring other expenses for Cariboo acquisition	394	263	131	532	263	269
Estimated tax effect of adjustments	(15,644)	1,356	(17,000)	(74)	17,627	(17,701)
Adjusted net income (loss)	30,503	(4,375)	34,878	38,231	712	37,519

**The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the three months ended June 30, 2024 included $4.6 million in write-ups to net realizable value for concentrate inventory held at March 25, 2024 that were subsequently sold in April. The realized portion of the gains recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were sold.

**** Cost of sales for the three months ended June 30, 2024 included $3.2 million in write-ups to net realizable value for ore stockpiles held at March 25, 2024 that were subsequently processed in the second quarter. The realized portion of the write-ups recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were processed.

The Company’s net loss was $11.0 million ($0.04 loss per share) for the three months ended June 30, 2024 compared to net income of $10.0 million ($0.03 earnings per share) in the prior year period. The net loss in the current period was primarily due to $9.5 million paid for call premium for retirement of the 2026 Notes and $10.5 million of accretion and fair value adjustments for Cariboo and Florence Copper financing obligations.  The Company also recognized $7.9 million in asset relocation costs for the primary crusher move, $10.0 million of unrealized loss on derivatives, and $5.4 million of unrealized foreign exchange losses, which were offset by the insurance recoverable of $26.3 million for damage to a component in Concentrator #2 in 2023.

The Company's net income was $7.9 million ($0.03 per share) for the six months ended June 30, 2024, compared to net income of $43.8 million ($0.15 earnings per share) for the same prior year period.  The decrease in net income was substantially attributable to unrealized losses on derivatives and foreign exchange in 2024. Earnings in the first half of 2024 were also negatively impacted by mill availability and downtime, costs expensed for the primary crusher physical relocation, and higher finance expenses due to additional net borrowings including Florence Copper project financings. These decreases in earnings were partially offset by increased ownership in Gibraltar from the incremental Cariboo acquisitions, higher average copper prices, lower overall site operating costs, and the insurance recoverable of $26.3 million.

The Company's adjusted net income was $30.5 million ($0.10 per share) for the three months ended June 30, 2024, compared to adjusted net loss of $4.4 million ($0.02 loss per share) for the prior year quarter. The increase in adjusted net income of $34.9 million was primarily due to the insurance recovery recognized in the quarter, higher average LME copper prices and greater ownership interest in Gibraltar, partially offset by higher financing costs from the Company's additional borrowings.

The Company's adjusted net income was $38.2 million ($0.13 per share) for the six months ended June 30, 2024, compared to adjusted net income of $0.7 million ($nil per share) for the prior year period after adjusting for the bargain purchase gains recognized on the Company's incremental acquisition of Cariboo in both years. The increase in adjusted net income of $37.5 million was primarily due to the insurance recovery recognized in the second quarter, higher copper prices and copper sales volumes and greater ownership interest in Gibraltar partially offset by higher financing costs from the Company's additional borrowings.

No adjustments are made to adjusted net income for provisional price adjustments in the three and six months ended June 30, 2024.

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024[1]	2023[1]	Change	2024[1]	2023[1]	Change
Copper contained in concentrate	132,580	112,932	19,648	276,886	222,055	54,831
Copper price adjustments on settlement	627	(1,555)	2,182	245	(1,757)	2,002
Molybdenum concentrate	6,176	5,712	464	12,253	13,461	(1,208)
Molybdenum price adjustments on settlement	1,400	(1,251)	2,651	1,926	580	1,346
Silver	1,393	1,514	(121)	3,120	3,046	74
Total gross revenue	142,176	117,352	24,824	294,430	237,385	57,045
Less: Treatment and refining costs	(4,446)	(5,428)	982	(9,753)	(9,942)	189
Revenue	137,730	111,924	25,806	284,677	227,443	57,234
(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[2]	21,708	21,926	(218)	52,090	41,959	10,131
Average realized copper price (US$ per pound)	4.49	3.78	0.71	4.15	3.90	0.25
Average LME copper price (US$ per pound)	4.42	3.84	0.58	4.12	3.95	0.17
Average exchange rate (Cdn$/US$)	1.37	1.34	0.03	1.36	1.35	0.01

1 The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to June 30, 2024.

2 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold, 12.5% of Cariboo's share of copper sales for the period March 16, 2023 to March 24, 2024 and 25% since March 25, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Copper revenues for the three months ended June 30, 2024 increased by $19.6 million compared to the same prior period, with $18.6 million due to higher copper prices and $2.1 million due to a weakening Canadian dollar, partially offset by a reduction in copper sales volume due to the downtime from the union strike and mill availability in June 2024.

Copper revenues for the six months ended June 30, 2024 increased by $54.8 million compared to the same prior period, with $40.5 million due to larger sales volumes of 10.1 million pounds, $12.5 million due to higher copper prices and $1.8 million due to the favorable impact of a stronger US dollar in the first half of 2024. The increase in sales volumes reflects the impact from the Cariboo acquisition in March, partially offset by the impact from the union strike in Gibraltar and mill availability in the first half of 2024 due to mill maintenance downtime.

Molybdenum revenues for the three months ended June 30, 2024 increased by $0.5 million compared to the same prior period primarily due to higher average molybdenum prices of US$21.79 per pound, compared to US$21.30 per pound for the prior period, and the impact from the additional ownership interest in Gibraltar. The increase was partially offset by the impact from lower sales volume due to lower mill throughput.

Molybdenum revenues for the six months ended June 30, 2024 decreased by $1.2 million compared to the same prior period due primarily to lower average molybdenum prices of US$20.85 per pound, compared to US$27.23 per pound for the prior period.

Cost of sales and other operating costs

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024[1]	2023[1]	Change	2024[1]	2023[1]	Change
Site operating costs	79,804	83,374	(3,570)	159,482	157,812	1,670
Transportation costs	6,408	6,966	(558)	16,561	12,070	4,491
Changes in inventories:
Changes in finished goods	10,462	(3,356)	13,818	30,854	(2,957)	33,811
Changes in sulphide ore stockpiles	1,161	5,410	(4,249)	1,178	4,143	(2,965)
Changes in oxide ore stockpiles	(2,919)	(8,134)	5,215	(5,655)	(12,428)	6,773
Production costs	94,916	84,260	10,656	202,420	158,640	43,780
Depletion and amortization	13,721	15,594	(1,873)	28,745	27,621	1,124
Cost of sales	108,637	99,854	8,783	231,165	186,261	44,904
Site operating costs per ton milled*	$13.93	$13.17	$0.76	$12.67	$13.34	$(0.67)

Other operating costs:
Crusher relocation costs	7,911	-	7,911	7,911	-	7,911
Site care and maintenance costs	2,524	-	2,524	2,524	-	2,524
	10,435	-	10,435	10,435	-	10,435

Insurance recovery	(26,290)	-	(26,290)	(26,290)	-	(26,290)

1The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to June 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Site operating costs for the three and six months ended June 30, 2024 decreased by $3.6 million and increased by $1.7 million, respectively, compared to the same prior periods. The decrease in the three months period was primarily due to the impact of the union strike at Gibraltar. The increase in the six months period was primarily due to consolidating an additional 12.5% share of Gibraltar's site operating costs.

Transportation costs for the six months ended June 30, 2024 compared to the same prior period increased due to larger sales volumes and increased concentrate trucking movements including to the port.

During the second quarter of 2024, copper in finished goods inventory decreased by 2.6 million pounds, which contributed to an increase in production costs of $10.5 million. Changes in inventories of finished goods for the three months ended June 30, 2024 also included $4.6 million in write-ups to net realizable value for concentrate held at March 25, 2024 that was sold in April.

During the first half of 2024, copper in finished goods inventory decreased by 4.6 million pounds, which contributed to an increase in production costs of $30.9 million after factoring in the write up to fair value on March 25, 2024 for inventory that was sold between March 26 and June 30, 2024.

During the second quarter of 2024, the sulphide ore stockpiles decreased by 0.2 million tons, which contributed to an increase in production costs of $1.2 million. Changes in inventories of sulphide ore stockpiles for the three months ended June 30, 2024 included $3.2 million in write-ups to net realizable value for sulphide ore stockpiles inventory held at March 25, 2024 that was processed in the second quarter.

During the three and six months ended June 30, 2024, the oxide ore stockpiles increased by a 1.5 million and 3.5 million tons of oxide tons, respectively, from the Connector pit that were placed on the heap leach pads, which contributed to a decrease in production costs of $2.9 million and $5.7 million, respectively. In the comparable prior periods, 2.0 million and 2.5 million tons were added to the oxide ore stockpiles, respectively, which contributed to a decrease in production costs in the comparative period of $5.7 million and $12.4 million, respectively.

Depletion and amortization for the three months ended June 30, 2024 decreased by $1.9 million over the same prior period primarily due to lower mill throughput from the impact of the June union strike as certain assets are depreciated on a units of production basis. Depletion and amortization for the six months ended June 30, 2024 increased by $1.1 million over the same prior period primarily due to the impact of proportionately consolidating the additional interest of Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other expenses (income)

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
General and administrative	3,517	3,590	(73)	6,646	6,890	(244)
Share-based compensation expense	2,512	344	2,168	7,952	3,729	4,223
Realized loss on derivative instruments	1,655	1,911	(256)	3,357	3,937	(580)
Unrealized loss (gain) on derivative instruments	10,033	(6,470)	16,503	13,552	(4,280)	17,832
Project evaluation expenditures	542	212	330	759	537	222
Gain on Cariboo acquisition	-	-	-	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar	-	-	-	(14,982)	-	(14,982)
Other expense (income), net	399	230	169	261	(204)	465
	18,658	(183)	18,841	(29,881)	(35,603)	5,722

General and administrative expenses for the three and six months ended June 30, 2024 are generally consistent with the same prior periods.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred and restricted share units. Share-based compensation expense increased for the three and six months ended June 30, 2024, compared to the same periods in 2023, primarily due to increases in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 16b of the Financial Statements.

For the three months ended June 30, 2024, the Company realized a net loss on derivative instruments of $1.7 million primarily due to the expensing of premiums paid for copper collars and fuel options for the period that settled out-of-the-money, compared to a net realized loss of $1.9 million for the prior period.

For the six months ended June 30, 2024, the Company realized a loss on derivative instruments of $3.4 million primarily due to the copper collars covering production for the quarter that settled out-of-the-money, compared to a realized loss of $3.9 million in the first half of 2023.

For the three months ended June 30, 2024, the net unrealized loss on derivative instruments of $10.0 million relates primarily to the change in the fair value of outstanding copper price collars covering the second half of  2024 and the full year of 2025. These hedge positions were out-of-the-money in the quarter due to higher prevailing copper prices. The unrealized loss on derivative instruments of $10.0 million also includes accretion of the derivative liability to Mitsui for $1.2 million. The net unrealized gain on derivatives for the second quarter of 2023 was $6.5 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The Company recognized a bargain purchase gain of $47.4 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. On March 15, 2023, the Company acquired 50% of Cariboo from Sojitz which gave the Company an additional 12.5 % effective interest in Gibraltar. The Company recognized a bargain purchase gain of $46.2 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. More information on these gains is set out in Note 3 of the Financial Statements.

The gain of $15.0 million on the acquisition of control of Gibraltar reflects the difference in the fair value of the assets acquired and liabilities assumed and their book value immediately before the acquisition. The gain was attributed to the write-up of finished copper concentrate inventory to fair value at March 25, 2024.

Project evaluation expenditures represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Interest expense	13,586	11,281	2,305	28,406	22,822	5,584
Amortization of financing fees	619	717	(98)	1,359	1,388	(29)
Finance expense - deferred revenue	1,809	1,492	317	3,177	2,965	212
Accretion of PER	697	572	125	1,395	1,076	319
Accretion on Florence royalty obligation	2,132	-	2,132	5,548	-	5,548
Accretion and fair value adjustment on consideration payable to Cariboo	8,399	1,451	6,948	9,954	1,451	8,503
Finance income	(911)	(757)	(154)	(1,997)	(1,678)	(319)
Loss on settlement of long-term debt	4,646	-	4,646	4,646	-	4,646
Less: interest capitalized	(5,971)	(2,045)	(3,926)	(8,719)	(3,925)	(4,794)
Finance expenses, net	25,006	12,711	12,295	43,769	24,099	19,670

Interest expense for the three and six months ended June 30, 2024 increased from the prior periods primarily due to the impact of higher interest rates and higher principal on the new senior secured notes, new Florence equipment loans and draws against the revolving credit facility which was partially offset by the capitalization of a portion of borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko"). Accretion and fair value adjustments on the consideration payable to Cariboo were $8.4 million and $10.0 million for the three and six months ended June 30, 2024, respectively. The increase in accretion and fair value adjustments during the second quarter was primarily due to the impact of higher estimated copper prices over the forecast period. Accretion and fair value adjustments on the Florence royalty obligation were $2.1 million and $5.5 million for the three and six months ended June 30, 2024, respectively, accounting for increased forecast copper prices on the royalty to Taurus and advancing towards first production since closing in February 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance income for the three and six months ended June 30, 2024 increased from the prior year due to higher interest rates on the Company's cash balances.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2024	2023	Change	2024	2023	Change
Current income tax expense	633	215	418	1,438	759	679
Deferred income tax (recovery) expense	(3,880)	463	(4,343)	18,597	20,138	(1,541)
Income tax (recovery) expense	(3,247)	678	(3,925)	20,035	20,897	(862)
Effective tax rate	22.9%	6.4%	16.5%	71.6%	32.3%	39.3%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax (recovery) expense for the three and six months ended June 30, 2024 was due to deferred income tax (recovery) expense recognized on income for accounting purposes. The effective tax rate for the first half of 2024 is higher than the combined B.C. mineral and income statutory tax rate due to certain expenses such as finance charges, derivative gains and general and administrative costs that are not deductible for B.C. mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and six months ended June 30, 2024, relative to net income (loss) for those periods.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the three and six months ended June 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

	At June 30,	At December 31,
(Cdn$ in thousands)	2024	2023	Change
Cash and equivalents	198,627	96,477	102,150
Other current assets	181,460	152,978	28,482
Property, plant and equipment	1,554,850	1,286,001	268,849
Other assets	42,468	30,912	11,556
Total assets	1,977,405	1,566,368	411,037
Current liabilities[1]	153,526	113,531	39,995
Debt:
Senior secured notes	671,068	524,491	146,577
Equipment related financings	83,777	88,209	(4,432)
Credit facility	(1,051)	25,191	(26,242)
Deferred revenue	60,451	59,720	731
Other liabilities	548,165	321,078	227,087
Total liabilities	1,515,936	1,132,220	383,716
Equity	461,469	434,148	27,321
Net debt (debt minus cash and equivalents)	555,167	541,414	13,753
Total common shares outstanding (millions)	292.4	290.0	2.4

1 Excludes current portion of long-term debt

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of its large scale, open pit mining operation at Gibraltar and construction the commercial facility at Florence. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances can fluctuate due to sales and cash settlement schedules.

Property, plant and equipment increased by $268.8 million in the six months ended June 30, 2024, which includes the impact from acquiring an additional 12.5% effective interest in Gibraltar from Dowa and Furukawa, $132.5 million for Florence Copper development costs, and capital expenditures at Gibraltar (deferred stripping, sustaining capital and capital projects).

Net debt has increased by $13.8 million in the six months ended June 30, 2024, primarily due to investment in the development of Florence Copper and the increase in debt due to the effect of a weakening Canadian dollar against US dollar net borrowings, offset by increase of cash position which included net proceeds from the new senior secured notes, Mitsui and Taurus financings, and release of restricted cash.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar and customer advance payments on copper concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other liabilities increased by $227.1 million primarily due to the $68.9 million for deferred consideration payable to Dowa and Furukawa for the acquisition of 50% of Cariboo and the $22.7 million additional share of Gibraltar's provision for environmental rehabilitation that the Company assumed with the purchase of Cariboo, $72.5 million of Florence royalty obligation related to the Taurus royalty financing, $31.1 million for the Florence copper stream derivative liability to Mitsui, and an increase in deferred tax liabilities arising primarily from the recent acquisition of 50% of Cariboo.

As at July 31, 2024, there were 293,351,398 common shares and 9,291,366 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 16b of the Financial Statements.

Liquidity, cash flow and capital resources

At June 30, 2024, the Company had cash and equivalents of $198.6 million (December 31, 2023 - $96.5 million).

Cash flow provided by operations during the three months ended June 30, 2024 was $34.7 million compared to $33.3 million for the prior period. The increase in cash flow provided by operations included the drawdown and sale of copper concentrate inventory and higher copper prices partially offset by the impact from the June union strike and mill availability due to planned crusher move and concurrent mill maintenance.

Cash flow provided by operations during the six months ended June 30, 2024 was $94.3 million compared to $61.3 million for the prior period. The increase in cash flow provided by operations was due primarily to higher copper sales volumes, copper prices and a weaker Canadian dollar and the drawdown and sale of finished inventory.

Cash used for investing activities during the three months ended June 30, 2024 was $80.8 million compared to $45.6 million for the same prior period. Investing cash flows in the second quarter includes $15.7 million for capital expenditures at Gibraltar (which includes $10.7 million for capitalized stripping costs, $4.5 million for sustaining capital, and $0.5 million for capital projects), $56.1 million of cash expenditures for Florence Copper and $4.8 million for the purchase of copper collars. Included in investing activities in the period is $4.5 million of 2023 performance payment to Sojitz in April.

Cash used for investing activities during the six months ended June 30, 2024 was $127.5 million compared to $77.6 million for the same prior period. Investing cash flows in the first half of 2024 includes $37.5 million for capital expenditures at Gibraltar (which includes $24.7 million for capitalized stripping costs, $9.8 million for sustaining capital, and $3.0 million for capital projects), $86.8 million of cash expenditures for Florence Copper and $6.8 million for the purchase of copper collars, offset by release of restricted cash relating to exchange of reclamation security of $12.5 million. Included in investing activities in the period is the Company’s 50% acquisition of Cariboo, which included an initial fixed payment of $5.0 million to Dowa and Furukawa and the pickup of the Company’s 50% share of Cariboo’s cash balance of $9.8 million offset by a $10 million second instalment to Sojitz in February and $4.5 million of 2023 performance payment to Sojitz in April.

Cash provided by financing activities for the three months ended June 30, 2024 was $87.0 million comprised of proceeds from issuance of the US$500 million senior secured notes of $670.4 million, Florence financings totaling $12.1 million, and $2.4 million of share-based compensation, partially offset by interest paid of $7.5 million, repayment of the US$400 million senior secured notes and call premium of $556.5 million, revolving credit facility repayment of $26.5 million, and Gibraltar equipment financing repayment of $7.5 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cash provided by financing activities for the six months ended June 30, 2024 was $135.5 million comprised of proceeds from issuance of the US$500 million senior secured notes of $670.4 million, Florence financings totaling $90.5 million, and $2.2 million of share-based compensation, partially offset by interest paid of $31.1 million, repayment of the US$400 million senior secured notes and call premium of $556.5 million, revolving credit facility repayment of $26.5 million, and Gibraltar equipment financing repayment of $13.6 million.

The Company has approximately $308 million of available liquidity at June 30, 2024, including a cash balance of $199 million and its undrawn US$80 million revolving credit facility. During the second quarter the Company repaid the outstanding balance of US$20 million on its revolving credit facility that was outstanding at March 31, 2024.

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. A portion of the proceeds were used to redeem the outstanding US$400 million 7% Senior Secured Notes. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $110 million are available for capital expenditures, including at Florence Copper and Gibraltar, working capital and for general corporate purposes.

An insurance claim has now been finalized for property damage and business interruption arising from a component in Concentrator #2, and insurance proceeds of US$22.1 million are expected to be received in the third quarter.

Based on current copper prices and forecast copper production and with copper collar hedges in place, stable operating margins and cash flows are expected from Gibraltar for the remainder of 2024. Other than refurbishment of the SX/EW plant over the next 12 months, Gibraltar has no other significant capital projects planned for 2024.

With construction underway at Florence Copper, the Company has entered into significant capital commitments for the completion of the construction of the commercial facility. Management anticipates that the construction of Florence Copper is now fully funded, and the Company intends to finance the remaining project costs over the next eighteen months from available liquidity, remaining instalments from Mitsui, cashflow from Gibraltar and/or its undrawn corporate credit facility.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures, or additional credit facilities, including additional notes offerings or increasing the size of its revolving credit line with commercial banks. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedging strategy

The Company generally fixes substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price cap for its share of diesel that is used by its mining fleet.

A summary of the Company's outstanding hedges are shown below:

	Notional amount	Strike price	Term to maturity	Original cost

At June 30, 2024

Copper collars	42 million lbs	Floor - US$3.75 per lb Ceiling - US$5.00 per lb	H2 2024	$2.0 million

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.00 per lb	H1 2025	$2.6 million

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	H2 2025	$2.2 million
Total	150 million lbs			$6.8 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Debt:
2030 Notes	-	-	-	-	-	684,000	684,000
Interest	29,312	56,430	56,430	56,430	56,430	84,645	339,677
Equipment loans:
Principal	9,485	20,648	22,609	9,523	6,895	-	69,160
Interest	2,993	4,624	2,663	1,085	295	-	11,660
Lease liabilities:
Principal	5,372	5,241	2,590	1,131	257	173	14,764
Interest	587	579	213	75	16	5	1,475
Cariboo acquisition payments - Sojitz[1]	-	10,000	10,000	10,000	10,000	-	40,000
Cariboo acquisition payments - Dowa and Furukawa[2]	-	-	8,000	8,000	8,000	88,000	112,000
PER[3]	-	-	-	-	-	168,439	168,439
Capital expenditures	55,649	-	-	-	-	-	55,649
Other expenditures
Transportation related services[4]	6,334	7,729	1,463	-	-	-	15,526

1 On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in Gibraltar from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar copper revenue and copper prices over the five year period. Remaining minimum amounts will be paid in $10 million annual instalments over the remaining four years. The Company estimates that there is $33 million payable over the next 4 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

2 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year payment period, with the quantum and timing of payment depending on LME copper prices and the cashflow of Gibraltar. An initial $5 million payment was made to Dowa and Furukawa on closing. The remaining cash consideration will be repayable in annual payments commencing in March 2026. The above commitment table assumes an annual payment to Dowa and Furukawa of $8 million based on a US$4.25 per pound copper price.  Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

3 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper. As at June 30, 2024, the Company has provided surety bonds of $108.5 million for Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $49.3 million as reclamation security.

4 Transportation related services commitments include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

The Company has made minimum capital expenditure commitments relating to equipment, contractors and other supplies for the Florence Copper project totaling $44.0 million as at June 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Summary of Quarterly Results

	2024		2023				2022
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	137,730	146,947	153,694	143,835	111,924	115,519	100,618	89,714
Net (loss) income	(10,953)	18,896	38,076	871	9,991	33,788	(2,275)	(23,517)
Basic EPS	(0.04)	0.07	0.13	-	0.03	0.12	(0.01)	(0.08)
Adjusted net income (loss) *	30,503	7,728	24,060	19,659	(4,376)	5,088	7,146	4,513
Adjusted basic EPS *	0.10	0.03	0.08	0.07	(0.02)	0.02	0.02	0.02
Adjusted EBITDA *	70,777	49,923	69,107	62,695	22,218	36,059	35,181	34,031

(US$ per pound, except where indicated)
Average realized copper price	4.49	3.89	3.75	3.83	3.78	4.02	3.66	3.48
Total operating costs *	2.99	2.46	1.91	2.20	2.66	2.94	2.75	2.72
Copper sales (million pounds)	22.6	27.7	31.4	28.1	22.8	20.8	19.1	20.0

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition. In addition, first quarter of 2024 and 2023 were impacted by the gain recorded on the purchase price allocation for the Cariboo acquisition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the 2023 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED Management's Discussion and Analysis

Significant areas of estimation include reserve and resource estimation; fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impacted the fair values of assets and liabilities recorded in the acquisition disclosed in the Note 4 of the 2023 annual consolidated financial statements and Note 3 of the Financial Statements.

There were no changes in accounting policies during the six months ended June 30, 2024.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED Management's Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-month to 18-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 16b of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2024	2023	2024	2023
Salaries and benefits	713	897	3,308	3,146
Post-employment benefits	220	304	440	482
Share-based compensation expense	2,185	118	7,046	3,051
	3,118	1,319	10,794	6,679

TASEKO MINES LIMITED Management's Discussion and Analysis

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]
Cost of sales	108,637	122,528	93,914	94,383	99,854
Less:
Depletion and amortization	(13,721)	(15,024)	(13,326)	(15,993)	(15,594)
Net change in inventories of finished goods	(10,462)	(20,392)	(1,678)	4,267	3,356
Net change in inventories of ore stockpiles	1,758	2,719	(3,771)	12,172	2,724
Transportation costs	(6,408)	(10,153)	(10,294)	(7,681)	(6,966)
Site operating costs	79,804	79,678	64,845	87,148	83,374
Oxide ore stockpile reclassification from capitalized stripping	-	-	-	-	(3,183)
Less by-product credits:
Molybdenum, net of treatment costs	(7,071)	(6,112)	(5,441)	(9,900)	(4,018)
Silver, excluding amortization of deferred revenue	(144)	(137)	124	290	(103)
Site operating costs, net of by-product credits	72,589	73,429	59,528	77,538	76,070
Total copper produced (thousand pounds)	20,225	26,694	29,883	30,978	24,640
Total costs per pound produced	3.59	2.75	1.99	2.50	3.09
Average exchange rate for the period (CAD/USD)	1.37	1.35	1.36	1.34	1.34
Site operating costs, net of by-product credits (US$ per pound)	2.62	2.04	1.46	1.87	2.30

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated)	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]
Site operating costs, net of by-product credits	72,589	73,429	59,528	77,538	76,070
Add off-property costs:
Treatment and refining costs	3,941	4,816	7,885	6,123	4,986
Transportation costs	6,408	10,153	10,294	7,681	6,966
Total operating costs	82,938	88,398	77,707	91,342	88,022
Total operating costs (C1) (US$ per pound)	2.99	2.46	1.91	2.20	2.66

1 Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at Gibraltar calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis (except for Q1 2024 and Q2 2024)	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]
Site operating costs	79,804	79,678	64,845	87,148	83,374
Add:
Capitalized stripping costs	10,732	16,152	31,916	2,083	8,832
Total site costs - Taseko share	90,536	95,830	96,761	89,231	92,206
Total site costs - 100% basis	90,536	109,520	110,584	101,978	105,378

1 Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of long-term debt, net of capitalized interest;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory;
  Realized gain on processing of ore stockpiles; and
  Finance and other non-recurring costs for Cariboo acquisition.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

Adjusted net income (loss) and Adjusted EPS

(Cdn$ in thousands, except per share amounts)	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Net (loss) income	(10,953)	18,896	38,076	871
Unrealized foreign exchange loss (gain)	5,408	13,688	(14,541)	14,582
Unrealized loss on derivatives	10,033	3,519	1,636	4,518
Other operating costs	10,435	-	-	-
Call premium on settlement of debt	9,571	-	-	-
Loss on settlement of long-term debt, net of capitalized interest	2,904	-	-	-
Gain on Cariboo acquisition	-	(47,426)	-	-
Gain on acquisition of control of Gibraltar**	-	(14,982)	-	-
Realized gain on sale of inventory***	4,633	13,354	-	-
Realized gain on processing of ore stockpiles****	3,191	-	-	-
Accretion and fair value adjustment on Florence royalty obligation	2,132	3,416	-	-
Accretion and fair value adjustment on consideration payable to Cariboo	8,399	1,555	(916)	1,244
Non-recurring other expenses for Cariboo acquisition	394	138	-	-
Estimated tax effect of adjustments	(15,644)	15,570	(195)	(1,556)
Adjusted net income	30,503	7,728	24,060	19,659
Adjusted EPS	0.10	0.03	0.08	0.07

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, except per share amounts)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income (loss)	9,991	33,788	(2,275)	(23,517)
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Gain on Cariboo acquisition	-	(46,212)	-	-
Accretion and fair value adjustment on consideration payable to Cariboo	1,451	-	-	-
Non-recurring other expenses for Cariboo acquisition	263	-	-	-
Estimated tax effect of adjustments	1,355	16,272	(5,437)	19
Adjusted net (loss) income	(4,376)	5,088	7,146	4,513
Adjusted EPS	(0.02)	0.02	0.02	0.02

**The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the three months ended June 30, 2024 included $4.6 million in write-ups to net realizable value for concentrate inventory held at March 25, 2024 that were subsequently sold in April. The realized portion of the gains recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were sold.

**** Cost of sales for the three months ended June 30, 2024 included $3.2 million in write-ups to net realizable value for ore stockpiles held at March 25, 2024 that were subsequently processed in the second quarter. The realized portion of the write-ups recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were processed.

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of long-term debt;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory;
  Realized gain on processing of ore stockpiles; and
  Non-recurring other expenses for Cariboo acquisition.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Net (loss) income	(10,953)	18,896	38,076	871
Add:
Depletion and amortization	13,721	15,024	13,326	15,993
Finance expense	21,271	19,849	12,804	14,285
Finance income	(911)	(1,086)	(972)	(322)
Income tax (recovery) expense	(3,247)	23,282	17,205	12,041
Unrealized foreign exchange loss (gain)	5,408	13,688	(14,541)	14,582
Unrealized loss on derivatives	10,033	3,519	1,636	4,518
Amortization of share-based compensation expense	2,585	5,667	1,573	727
Other operating costs	10,435	-	-	-
Call premium on settlement of debt	9,571	-	-	-
Loss on settlement of long-term debt	4,646	-	-	-
Gain on Cariboo acquisition	-	(47,426)	-	-
Gain on acquisition of control of Gibraltar**	-	(14,982)	-	-
Realized gain on sale of inventory***	4,633	13,354	-	-
Realized gain on processing of ore stockpiles****	3,191	-	-	-
Non-recurring other expenses for Cariboo acquisition	394	138	-	-
Adjusted EBITDA	70,777	49,923	69,107	62,695

**The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up of finished copper concentrate inventory for Taseko's 87.5% share to its fair value at March 25, 2024.

*** Cost of sales for the three months ended June 30, 2024 included $4.6 million in write-ups to net realizable value for concentrate inventory held at March 25, 2024 that were subsequently sold in April. The realized portion of the gains recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were sold.

**** Cost of sales for the three months ended June 30, 2024 included $3.2 million in write-ups to net realizable value for ore stockpiles held at March 25, 2024 that were subsequently processed in the second quarter. The realized portion of the write-ups recorded in the prior quarter for GAAP purposes have been included in Adjusted net income (loss) in the current quarter reflecting the period they were processed.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Net income(loss)	9,991	33,788	(2,275)	(23,517)
Add:
Depletion and amortization	15,594	12,027	10,147	13,060
Finance expense	13,468	12,309	10,135	12,481
Finance income	(757)	(921)	(700)	(650)
Income tax expense	678	20,219	1,222	3,500
Unrealized foreign exchange (gain) loss	(10,966)	(950)	(5,279)	28,083
Unrealized (gain) loss on derivatives	(6,470)	2,190	20,137	(72)
Amortization of share-based compensation expense	417	3,609	1,794	1,146
Gain on Cariboo acquisition	-	(46,212)	-	-
Non-recurring other expenses for Cariboo acquisition	263	-	-	-
Adjusted EBITDA	22,218	36,059	35,181	34,031

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization, also any items that are not considered indicative of ongoing operating performance are added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2024	2023	2024	2023
Earnings from mining operations	44,948	12,070	69,367	41,182
Add:
Depletion and amortization	13,721	15,594	28,745	27,621
Realized gain on sale of inventory	4,633	-	17,987	-
Realized gain on processing of ore stockpiles	3,191	-	3,191	-
Other operating costs	10,435	-	10,435	-
Earnings from mining operations before depletion, amortization and non-recurring items	76,928	27,664	129,725	68,803

During the three and six months ended June 30, 2024, the realized gains on sale of inventory and processing of ore stockpiles relates to inventory held at March 25, 2024 that was written-up from book value to net realizable value and subsequently sold or processed between March 26 and June 30, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2024 Q2	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]
Site operating costs (included in cost of sales) - Taseko share	79,804	79,678	64,845	87,148	83,374
Site operating costs - 100% basis	79,804	90,040	74,109	99,598	95,285
Tons milled (thousands)	5,728	7,677	7,626	8,041	7,234
Site operating costs per ton milled	$13.93	$11.73	$9.72	$12.39	$13.17

1 Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

Technical Information

The technical information contained in this MD&A related to the Florence Copper Project is based upon the report entitled: "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.